Exhibit 99.1

Cash Store Financial Obtains Court Approval of DIP Financing and Appoints CRO to Replace Special Committee

EDMONTON, April 16, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF) announced today that, further to its news release of April 14, 2014, the Ontario Superior Court of Justice (Commercial List) ("Court") has granted an amended Order with respect to the Company's application for creditor protection under the Companies' Creditors Arrangement Act ("CCAA").

The Court and the Cash Store Financial board of directors have also authorized the Company and its subsidiaries to enter into a debtor-in-possession ("DIP") financing agreement pursuant to which $8.5 million will be available to the Company to enable the Company and its affiliates to continue operations during the CCAA proceedings, with an option, subject to Court approval, to increase the amount of such DIP financing up to a total of $20.5 million. The Company has entered into a DIP financing agreement on the approved terms.

Cash Store Financial further announced today that the special committee of the Company's board of directors has appointed Mr. William Aziz, President of Blue Tree Advisors Inc., as Chief Restructuring Officer of the Company ("CRO") and the Court authorized the appointment and established the authority of the CRO. The CRO will assume the responsibilities that would otherwise be carried out by the board of directors, subject to the oversight of FTI Canada Consulting Inc., the court-appointed Monitor, and the Court.

Cash Store Financial announced today that its independent directors, Eugene Davis, Timothy Bernlohr, Donald Campion and Thomas Fairfield, have resigned from the Company's board of directors effective as of the close of business yesterday. The independent directors were also the members of the special committee of independent directors appointed by the board of directors of the Company with the mandate of evaluating strategic alternatives available to the Company with a view to maximizing value for all its stakeholders.  The Special Committee has fulfilled its mandate by providing a recommendation to the board of directors that led to the Company commencing proceedings under the CCAA, obtaining DIP financing and obtaining the appointment of the CRO. Accordingly, the Special Committee has been disbanded and the members of the Special Committee have resigned from the board.

Protection under the CCAA and the financing available under the DIP financing agreement will provide Cash Store Financial with the time and stability to attempt to restructure its affairs under the CCAA, under the supervision of the CRO, the Monitor and the Court.

Cash Store Financial is committed to completing the restructuring process quickly and efficiently.  The Company remains open for business and its branches continue to operate. Daily lending is continuing in all jurisdictions outside of Ontario.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any DIP financing agreement to be entered into by Cash Store, and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial Services Inc. with the Canadian securities commissions (available on SEDAR at www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118,

Craig Warnock, CFO, at 780-732-5683, or

Peter Block, NATIONAL Public Relations, 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 23:45e 16-APR-14